                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

                              Alloy Online, Inc.
_____________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
_____________________________________________________________________________
                        (Title of Class of Securities)


                                   019855105
                    ________________________________________
                                (CUSIP Number)


                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                            9197 South Peoria Street
                           Englewood, Colorado 80112
                                (720) 875-5400
_____________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                April 14, 2000
                 ------------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 15 Pages)

___________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019855105

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Liberty Media Corporation

      841288730

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC and 00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,922,694 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 5(b) and Item 6.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,922,694 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,922,694
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    Approximately 19.9%

      See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                              Page 2 of 13 Pages

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                 SCHEDULE 13D


                                 Statement of

                           LIBERTY MEDIA CORPORATION

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                              ALLOY ONLINE, INC.


Item 1.   Security and Issuer.

     The class of securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Alloy Online, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 151 West 26th Street, New York, New York 10001.

Item 2.   Identity and Background.

     The Statement is being filed by Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. LDIG ALOY, Inc., a Delaware corporation ("LDIG ALOY") and an indirect, wholly-owned subsidiary of Liberty, is the registered holder of the Common Stock beneficially owned by Liberty (the "Shares"). LDIG ALOY is a direct, wholly-owned subsidiary of Liberty Digital, Inc., a Delaware corporation ("Liberty Digital"). Liberty Digital's outstanding capital stock includes Series A Common Stock, which has one vote per share, and Series B Common Stock, which has ten votes per share.
As of January 31, 2000, the Reporting Person and its affiliates beneficially owned capital stock of Liberty Digital representing approximately 99.3% of the outstanding voting power of all of the capital stock of Liberty Digital outstanding on that date.

     Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI: (i) TCI became a wholly owned subsidiary of AT&T; (ii) the

                              Page 3 of 13 Pages
businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person. Although Liberty is a wholly owned subsidiary of AT&T, a majority of Liberty's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of Liberty's Board of Directors, Liberty will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed by management of Liberty prior to such transfer of assets.

     By virtue of its beneficial ownership of capital stock representing approximately 99.3% of the outstanding voting power of Liberty Digital, the Reporting Person, acting through its Board of Directors and management and the Board of Directors of LDIG, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures. Liberty Digital, which is also a member of the Liberty Media Group, is a diversified new media company with investments in internet content and infrastructure and interactive television. In addition to Liberty Digital's investments, Liberty Digital operates music services delivered to commercial and residential customers via cable, satellite, the internet and other platforms.

                              Page 4 of 13 Pages

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment, and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a) to this Statement, and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b) to this Statement.

Item 3.   Source and Amount of Funds or Other Consideration.

     Liberty Digital entered into an Exchange Agreement, dated as of March
10, 2000, with the Issuer and LDIG ALOY (the "Exchange Agreement") providing for the acquisition (the "Acquisition") by LDIG ALOY of 2,922,694 shares of Common Stock of the Issuer. The

                              Page 5 of 13 Pages
consideration paid to the Issuer in connection with the Acquisition consisted of
(i) $10,000,000 in cash (the "Cash Consideration") and (ii) 837,740 shares of Liberty Digital Series A Common Stock, par value $0.01 per share. The Cash Consideration was paid with funds from the existing cash reserves of Liberty Digital.

     Reference to the Exchange Agreement set forth above in this Item 3 is qualified in its entirety by reference to the copy of the Exchange Agreement, which is included as Exhibit 7(c) to this Statement and is incorporated herein by reference.

Item 4.   Purpose of Transaction.

     The Reporting Person currently holds its interests in the Issuer for investment purposes.

     The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

                              Page 6 of 13 Pages

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated in this paragraph.


Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person presently beneficially owns, through its indirect control of LDIG ALOY, 2,922,694 shares of Common Stock. Of the 14,705,460 shares of Common Stock outstanding as of April 14, 2000, as reported by the Issuer to the Reporting Person, the shares beneficially owned by the Reporting Person represent approximately 19.9% of the issued and outstanding shares of Common Stock.

          Except as described in the preceding paragraph, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Common Stock.

     (b) Except as described in Item 6 below, Liberty, through its control of Liberty Digital and subject to limitations under the Delaware General Corporation Law, has the power to direct the voting of the Shares and to direct the disposition of the Shares. Liberty Digital, as the sole record owner of LDIG ALOY, may be deemed to share the power to vote or direct the voting of the Shares, and the power to dispose or direct the disposition of the Shares, with the Reporting Person.

     (c) No transactions have been effected by the Reporting Person during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Exchange Agreement.

     LDIG ALOY acquired its ownership of the Issuer's equity securities pursuant to the Exchange Agreement. Pursuant to the Exchange Agreement, LDIG ALOY has been granted certain rights to cause the Issuer to register under the Securities Act of 1933, as amended, the offer and sale of the Shares acquired by LDIG ALOY from the Issuer.

                              Page 7 of 13 Pages

Voting Agreement

     On March 10, 2000, Liberty Digital, and Matthew C. Diamond, James K. Johnson, Jr., and Samuel A. Gradess (the "Principals") entered into a Voting Agreement with respect to the shares of Common Stock beneficially owned by each Principal (the "Voting Agreement"). The Voting Agreement provides that each Principal will vote its shares of Common Stock so that the nominee of Liberty Digital shall be elected to the Issuer's board of directors so long as Liberty Digital remains the beneficial owner of Common Stock representing at least ten percent of the total number of shares of Common Stock outstanding.

     The Exchange Agreement and Voting Agreement referred to in this Item 6 are incorporated by reference as Exhibit 7(c) and 7(d) to this Statement, respectively, and the foregoing descriptions of the Exchange Agreement and the Voting Agreement are qualified in their entirety by reference to such Exhibits, which are hereby incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement"))

Exhibit 7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement)

Exhibit 7(c) Exchange Agreement by and between Liberty Digital, Inc., LDIG ALOY, Inc. and Alloy Online, Inc., dated March 10, 2000

Exhibit 7(d)   Voting Agreement by and between Liberty Digital, Inc. and Matthew
               C. Diamond, James K. Johnson, Jr. and Samuel A. Gradess, dated March 10, 2000

                              Page 8 of 13 Pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2000

                                   LIBERTY MEDIA CORPORATION



                                   By: /s/ Charles Y. Tanabe
                                       ---------------------
                                   Name:  Charles Y. Tanabe
                                   Title: Senior Vice President and General
                                          Counsel

                              Page 9 of 13 Pages

                                  SCHEDULE 1


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                   Title
----                   -----
John Malone            Chairman of the Board and Director of Liberty; Director of AT&T Corp.

Robert R. Bennett      President, Chief Executive Officer and Director of Liberty

Gary S. Howard         Executive Vice President, Chief Operating Officer and Director of
                       Liberty

Daniel E. Somers       Director of Liberty; President and Chief Executive Officer of AT&T
                       Broadband LLC (f/k/a Tele-Communications, Inc.)

John C. Petrillo       Director of Liberty; Executive Vice President, Corporate Strategy and
                       Business Development of AT&T Corp.

Larry E. Romrell       Director of Liberty; Consultant to AT&T Broadband LLC (f/k/a
                       Tele-Communications, Inc.)

Jerome H. Kern         Director of Liberty; Chairman of the Board and Chief Executive Officer
                       of On Command Corporation

Paul A. Gould          Director of Liberty; Managing Director of Allen & Company Incorporated

John D. Zeglis         Director of Liberty; Director and President of AT&T Corp.; Chairman of
                       the Board and Chief Executive Officer of AT&T Wireless Group

David B. Koff          Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant Secretary of
                       Liberty

Carl E. Vogel          Senior Vice President of Liberty

Peter Zolintakis       Senior Vice President of Liberty

Vivian J. Carr         Vice President and Secretary of Liberty

Kathryn Scherff        Vice President and Controller of Liberty

David J.A. Flowers     Vice President and Treasurer of Liberty

                              Page 10 of 13 Pages

                                  SCHEDULE 2


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                                  AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 3 are United States citizens.

Name                           Title
----                           -----
C. Michael Armstrong           Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr                Director; Chairman of the Board, Retired, of Chevron Corporation

M. Kathryn Eickhoff            Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha               Director; Chairman of the Board and Chief Executive Officer,
                               Retired, of Springs Industries, Inc.

George M. C. Fisher            Director; Chairman and Chief Executive Officer of Eastman Kodak
                               Company

Donald V. Fites                Director; Chairman of the Board, Retired, of Caterpillar, Inc.

Amos B. Hostetter, Jr.         Director; Chairman of the Board of Pilot House Associates

Ralph S. Larsen                Director; Chairman of the Board and Chief Executive Officer of
                               Johnson & Johnson

John C. Malone                 Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry              Director; President of The IRC Group LLC

Michael I. Sovern              Director; President Emeritus and Chancellor Kent Professor of
                               Law at Columbia University

Sanford I. Weill               Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman                Director

John D. Zeglis                 President of AT&T Corp.; Chief Executive Officer of AT&T
                               Wireless Group and Director

                              Page 11 of 13 Pages

Name                           Title
Harold W. Burlingame           Executive Vice President, Merger & Joint Venture Integration

James W. Cicconi               Executive Vice President-Law & Government Affairs and General
                               Counsel

Nicholas S. Cyprus             Vice President and Controller

Mirian M. Graddick             Executive Vice President, Human Resources

Frank Ianna                    Executive Vice President and President, AT&T Network Services

Michael G. Keith               Executive Vice President and President, AT&T Wireless Group

Richard J. Martin              Executive Vice President, Public Relations and Employee
                               Communication

David C. Nagel                 President of AT&T Labs; Chief Technology Officer

Charles H. Noski               Senior Executive Vice President and Chief Financial Officer

John C. Petrillo               Executive Vice President, Corporate Strategy and Business
                               Development

Richard R. Roscitt             Executive Vice President and President of AT&T Business Services

Daniel E. Somers               President and CEO of AT&T Broadband

                              Page 12 of 13 Pages

                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement"))

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement)

7(c) Exchange Agreement by and between Liberty Digital, Inc., LDIG ALOY, Inc. and Alloy Online, Inc. dated March 10, 2000

7(d)           Voting Agreement by and between Liberty Digital, Inc. and Matthew
               C. Diamond, James K. Johnson, Jr. and Samuel A. Gradess, dated March 10, 2000

                              Page 13 of 13 Pages